Media Contacts:

         Jerry Cosley               (816) 467-3677
         Media Relations            (816) 467-3000

Investor Relations:

         Ellen Fairchild            (816) 467-3506
         Dale Wolf                  (816) 467-3536


            UTILICORP ANNOUNCES MERGER OF A SUBSIDIARY WITH AND INTO AQUILA GAS PIPELINE CORPORATION; TRADING IN AQP SHARES ENDS


     KANSAS CITY, MISSOURI, May 14, 1999 - UtiliCorp United (NYSE: UCU) announced today it has acquired all shares of Aquila Gas Pipeline Corporation (NYSE: AQP) not tendered and purchased pursuant to UtiliCorp's Offer to Purchase dated April 9, 1999, by merging its indirect, wholly-owned subsidiary, AEC Acquisitions, Inc. with and into AQP. The merger became effective on May 14, 1999 at which time AQP's stock transfer books were closed.

     UtiliCorp has been advised by the New York Stock Exchanges that trading of AQP shares ceased this morning. As a result of the merger, AQP is now a wholly-owned, indirect subsidiary of UtiliCorp.

     Pursuant to the terms of the merger, each issued and outstanding share of AQP held by stockholders of record immediately prior to the effective time of the merger (other than shares held by UtiliCorp subsidiaries) has been converted into the right to receive $8.00 in cash, net without interest. Shares of AQP held by UtiliCorp subsidiaries have been cancelled as a result of the merger. Holders of AQP shares who did not tender their shares pursuant to the Offer to Purchase will receive information from AQP setting forth the procedures to be followed in order to either receive the merger consideration of $8.00 per share or exercise their statutory appraisal rights under Delaware law.

     UtiliCorp is an international electric and gas company with more than 4.5 million customers across the U.S. and Canada, the United Kingdom, New Zealand and Australia. Based in Kansas City, Missouri, the Fortune 500 company operates regulated electric and gas utilities in eight states and one Canadian province. In 1998 its Aquila Energy subsidiary was ranked the second-largest wholesale marketer of natural gas in the United States and the third-largest marketer of electricity.

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     Based in San Antonio, Texas, Aquila Gas Pipeline Corporation gathers, processes and markets natural gas and natural gas liquids through its natural gas gathering systems and gas processing plants in Texas and Oklahoma.













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